UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 9, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal

Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 9, 2017, Lombard Medical Inc., Inc. (the “Company”) received approval from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) to transfer the listing of the Company’s common stock from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer will be effective at the opening of business on May 11, 2017. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements. The Company’s common stock will continue to trade under the symbol “EVAR.”

As previously reported on a Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2016, the Company received a letter from Nasdaq on November 9, 2016 notifying the Company that it did not meet the minimum bid price requirement for continued listing on the Nasdaq Global Market. Following the transfer of its listing, the Company has been granted an additional 180-day grace period to regain compliance with Nasdaq’s $1.00 minimum bid price requirement. To regain compliance and qualify for continued listing on the Nasdaq Capital Market, the minimum bid price per share of the Company’s common stock must be at least $1.00 for at least ten consecutive business days during the additional 180-day grace period, which will end on November 6, 2017. If the Company fails to regain compliance during this grace period, its common stock will be subject to delisting by Nasdaq. The Company has provided written notice of its intention to cure the minimum bid price deficiency during the second grace period including by carrying out a reverse stock split, if necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: May 10, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]